UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

SERVOTRONICS, INC.

(Name of Issuer)

Common Stock, Par Value $0.20 per Share

(Title and Class of Securities)

817732100

(CUSIP Number)

Brent D. Baird

25 Melbourne Place

Buffalo, New York 14222

Tel. 716-830-6322

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 29, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 817732100	SCHEDULE 13D	Page 2 of 5

1.	Names of Reporting Person: Brent D. Baird
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: PF
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power: 184,000 shares of common stock
	8.	Shared Voting Power: -0-
	9.	Sole Dispositive Power: 184,000 shares of common stock
	10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 184,000 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): Common Shares – 7.4%
14.	Type of Reporting Person: IN

CUSIP No. 817732100	SCHEDULE 13D	Page 3 of 5

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D supplements and amends the Schedule 13D filed on September 30, 2021, as amended by Amendment No. 1 to Schedule 13D filed on December 20, 2021 (collectively the “Prior Schedule 13D Filings”). Information reported in the Prior Schedule 13D Filings remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 2. Unless otherwise indicated, capitalized terms used but not otherwise defined herein shall have the meaning assigned to such terms in the Prior Schedule 13D Filings. Responses to each item of this Amendment No. 2 are incorporated by reference into the response to each other item, as applicable.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Prior Schedule 13D Filings is hereby replaced in its entirety as follows:

All of the shares of Common Stock owned by the Reporting Person were purchased by the Reporting Person with his personal funds. The total consideration paid for the 184,000 shares of Common Stock purchased by the Reporting Person was $2,002,128.

Item 5.	Interest in Securities of the Issuer.

Item 5(a), (b) and (c) of the Prior Schedule 13D Filings are hereby replaced in their entirety as follows:

(a) and (b) Reporting Person owns beneficially, and has the sole power to vote and dispose of, 184,000 shares of Common Stock or approximately 7.4% of the outstanding shares of Common Stock of the Company, based on 2,491,667 shares of Common Stock outstanding as of October 18, 2021, as set forth in the Company’s Quarterly Report on Form 10-Q for the Quarter ended September 30, 2021.

(c) The transactions in shares of Common Stock by Reporting Person since the date of the filing of Amendment No. 1 to the Schedule 13D were as follows:

Nature and Date of Transaction	Number of Shares of Common Stock Purchased	Price Per Share ($)
Open Market Purchase – 12/21/21	2,000	$13.376
Open Market Purchase – 12/21/21	5,000	$13.187
Open Market Purchase – 12/22/21	2,000	$12.903
Open Market Purchase – 12/22/21	2,000	$12.998
Open Market Purchase – 12/23/21	1,000	$12.873
Open Market Purchase – 12/27/21	1,000	$13.119
Open Market Purchase – 12/27/21	1,000	$13.169
Open Market Purchase – 12/27/21	1,000	$12.994
Open Market Purchase – 12/27/21	1,000	$13.406
Open Market Purchase – 12/27/21	1,000	$13.248
Open Market Purchase – 12/27/21	2,000	$13.677
Open Market Purchase – 12/27/21	1,000	$13.407
Open Market Purchase – 12/27/21	1,000	$13.841
Open Market Purchase – 12/28/21	1,000	$12.85

CUSIP No. 817732100	SCHEDULE 13D	Page 4 of 5

Nature and Date of Transaction	Number of Shares of Common Stock Purchased	Price Per Share ($)
Open Market Purchase – 12/28/21	1,000	$12.905
Open Market Purchase – 12/28/21	1,000	$12.923
Open Market Purchase – 12/29/21	2,000	$13.131
Open Market Purchase – 12/29/21	2,000	$13.196
Open Market Purchase – 12/29/21	2,000	$13.246

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: January 3, 2022

/s/ Brent D. Baird
Brent D. Baird